ANIMAS RESOURCES LTD. TSX-V: ANI
ANIMAS Resources	#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

September 9, 2008

NR 08-13

Animas Resources Updates on Drilling Program and Announces New Board Member

Animas Resources Ltd. (TSX.V ANI) is pleased to provide and update on the current drilling program to date and announce Dr. Hugh Miller's appointment to the board of directors.

Drilling Program Update

The drilling program at Santa Gertrudis has completed twelve (12) diamond core holes on three of the six (6) separate project areas. Totaling 3,500 meters to date, three off set from known mineralization at Corral are complete, logged, cut and submitted for assay and subsequent quality control quality assurance (QAQC) by our Qualified Professional, Dr. Roger Steininger. Four holes (4) are complete in the Amelia project, all off sets from known mineralization, and two (2) in the large alteration zone at Mirador. Currently a deeper hole is in progress at Mirador designed to test extensions of the alteration and mineralization below the + two square kilometer target zoned as defined by alteration and coincident IP electrical response.

Dr Hugh Miller joins Animas Resources Board of Directors

Dr. Miller is an Associate Professor in the Mining Engineering Department at the Colorado School of Mines, and has a long history of working with mining and exploration companies. Before joining CSM in 2005, he spent 6 years teaching at the University of Arizona and was the Director of the San Xavier Mining Laboratory and Co-Director of the International Center for Mine Health, Safety, and Environment. Prior to entering academia, Dr. Miller worked 13 years for several mining and engineering companies, including 5 years as Director of Operations for International Engineering Technology, Inc. Dr. Miller consults, teaches courses and conducts research in a variety of specialized areas, including project feasibility/valuation, mine design and operations and occupational health and safety. He has also served on the boards of several companies and professional organizations. He regularly consults in the economic and technical evaluation of mining properties and mineral resources. Dr. Miller received his undergraduate and graduate degrees from the Colorado School of Mines.

"The addition of Dr. Hugh Miller to the Board of Directors of Animas Resources Ltd. brings to the Santa Gertrudis projects a strong mining and health safety oversight at a time when our program advance toward discovery and resource assessment. Dr. Miller will also be a vital voice as the company continues to assess viable acquisition opportunities. His broad experience in the junior mining sector coupled with his involvement in mining, safety and health issues gives Animas a strong balanced board." Said Gregory E. McKelvey, President, Animas Resources.

Dr. Hugh Miller stated, "I am delighted to have this opportunity to serve on the Board of Animas Resources. The company possesses a rare combination of attributes that make it unique and very appealing, including an extremely talented management team, a resource portfolio with tremendous potential, a group of highly experienced geologists and advisors with outstanding professional track records, and a clear strategic vision of how to develop a resource company to maximize stockholder value. It will be a distinct honor to join this team."

300,000 options were also granted to the new director and a consultant at $1.35 expiring on September 5, 2013.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits build from the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release. For additional information, contact Animas Resources Ltd. at 604-687-6197 or visit our website at www.animasresources.com

"Gregory E. McKelvey"

Gregory E. McKelvey, President & Director